KKR FINANCIAL HOLDINGS LLC

555 CALIFORNIA ST., 50TH FLOOR

SAN FRANCISCO, CA 94104

October 2, 2009

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Mr. Howard Efron

Staff Accountant

United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: KKR Financial Holdings LLC
Form 10-K for the Year Ended December 31, 2008
File No. 1-33437

Dear Ms. van Doorn and Mr. Efron:

We received your letter dated September 22, 2009 with comments on our Form 10-K for the year ended December 31, 2008. Your comments and our responses are set forth below.

Financial Statements

Corporate Loans, pages 69 to 71

Comment:

1.               The first paragraph of your response to comment 2 discusses how the company evaluates its loan portfolio on a loan by loan basis when estimating its allowance for loan losses. The second paragraph of the response discusses the company’s methodology for estimating the unallocated component of its allowance for loan losses as it relates to loans on the portfolio watch list. It appears that the allocated potion of the reserve for losses represents specific reserves established in accordance with SFAS 114 and the unallocated portion of the reserve represents reserves established under SFAS 5. Please clarify if our understanding is correct. In addition, clarify how the need for general reserves is evaluated under SFAS 5. We assume this evaluation would include an assessment beyond loans on the watch list. Finally, show us how you will revise your disclosure in future filings to clarify how both specific and general reserves are established. Refer to EITF Topic D-80.

Response:

The Company advises the Staff that its understanding of the Company’s loan loss methodology is correct.  The allocated component of the Company’s reserve for losses represents specific reserves established in accordance with SFAS 114 and the unallocated component of the Company’s reserve for losses represents reserves established under SFAS 5.  The need for an unallocated reserve under SFAS 5 is evaluated through a comprehensive review of the Company’s loan portfolio on a quarterly basis.  The Company’s review of its loan portfolio results in the identification by the Company of certain loans where, based on current information and events, the Company believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement.  Accordingly, these loans are determined to be specifically impaired by the Company and specific reserves are recorded in accordance with SFAS 114.  All loans for which a reserve is recorded under SFAS 114 are excluded from the Company’s assessment of the unallocated component of its reserve for losses under SFAS 5. The Company’s review of its entire loan portfolio also results in the Company identifying specific loans that are not individually impaired pursuant to SFAS 114, but demonstrate characteristics of possible impairment that result in the Company estimating that there would be a probable loss in a group of loans with those characteristics.  These characteristics may include, but are not limited to, observable trading prices of the loan, industry of the issuer, and projected financial results and liquidity of the issuer. Loans for which possible indicators of impairment may exist are aggregated for purposes of estimating the SFAS 5 (unallocated) component of the reserve for losses as, while no loss can be identified for any specific loan, the Company estimates that a loss is probable within the group of loans identified.  The Company believes that its methodology for determining its allowance for loan losses under SFAS 114 and SFAS 5 is consistent with the guidance provided by EITF Topic D-80.

The Company advises the Staff that the Company will include the following language in future filings to clarify how both specific and general reserves are established:

Our allowance for loan losses represents our estimate of probable credit losses inherent in our loan portfolio as of the balance sheet date.  Estimating our allowance for loan losses involves a high degree of management judgment and is based upon a comprehensive review of our loan portfolio that is performed on a quarterly basis. Our allowance for loan losses consists of two components, an allocated component and an unallocated component.  The allocated component of our allowance for loan losses pertains to specific loans that we have determined are impaired. We determine a loan is impaired when we estimate that it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  On a quarterly basis we perform a comprehensive review of our entire loan portfolio and identify certain loans that we have determined are impaired. Once a loan is identified as being impaired we place the loan on non-accrual status unless the loan is already on non-accrual status, and record a reserve that reflects our best estimate of the loss that we expect to recognize from the loan. Generally, the expected loss is estimated as being the difference between our current cost basis of the loan, including accrued interest receivable, and its estimated market value.

The unallocated component of our allowance for loan losses reflects our estimate of probable losses in our loan portfolio as of the balance sheet date where the specific loan that the loan loss relates is indeterminable.  We estimate the unallocated component of our allowance for loan losses through a comprehensive review of our loan portfolio and identify certain loans that demonstrate possible indicators of impairment. This assessment excludes all loans that are determined to be impaired and as a result an allocated reserve has been recorded as described in the preceding paragraph. Such indicators include, but are not limited to, the current and/or forecasted financial performance and liquidity profile of the issuer, specific industry or economic conditions that may impact the issuer, and the observable trading price of the loan if available.  Loans that demonstrate possible indicators of impairments are aggregated on a watch list for monitoring and are subdivided for categorization based on the seniority of the loan in the issuer’s capital structure, whether the loan is secured or unsecured, and the nature of the collateral securing the loan, for purposes of applying possible default and loss severity ranges based on the nature of the issuer and the specific loan. We apply a range of default and loss severity estimates in order to estimate a range of loss outcomes upon which to base our estimate of probable losses that results in the determination of the unallocated component of our allowance for loan losses. As of [June 30, 2009], the range of outcomes used to estimate the probability of default was between 5% and 40% and the range of loss severity assumptions for loans that may default was between 20% and 75%.

Corporate Loans, pages 69 to 71

Comment:

2.               We note your response to prior comment 2. Please show us how you will revise your disclosure of critical accounting policies in future filings as it relates to estimates and assumptions which you utilize in estimating your allowance for corporate loan losses. Within your disclosure, please include a discussion of the susceptibility of your critical accounting estimates and assumptions to change. Additionally, please disclose both the estimated default rate range and the estimated recovery rate range which you apply to those corporate loans which you include on your watch list. Reference is made to Staff Release No. 33-8350. Finally, your response indicates that as few as 25 corporate loan issuers represent more than half of your total corporate loan portfolio on both an amortized cost basis and fair value basis. Tell us what disclosure considerations you have made with respect to this information and how you evaluated this information under the guidance in SOP 94-6.

Response:

The Company advises the Staff that the Company will include the following language in its disclosure of critical accounting policies in future filings as it relates to estimate and assumptions that the Company utilizes in estimating its allowance for corporate loan losses:

Our allowance for loan losses represents our estimate of probable credit losses inherent in our corporate loan portfolio held for investment as of the balance sheet date. Estimating our allowance for loan losses involves a high degree of management judgment and is based upon a comprehensive review of our loan portfolio that is performed on a quarterly basis.  Our allowance for loan losses consists of two components, an allocated component and an unallocated component. The allocated component of our allowance for loan losses pertains to specific loans that we have determined are impaired. We determine a loan is impaired when we estimate that it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  On a quarterly basis we perform a comprehensive review of our entire loan portfolio and identify certain loans that we have determined are impaired. Once a loan is identified as being impaired we place the loan on non-accrual status, unless the loan is already on non-accrual status, and record a reserve that reflects our best estimate of the loss that we expect to recognize from the loan. Generally, the expected loss is estimated as being the difference between our current cost basis of the loan, including accrued interest receivable, and its estimated fair value.

The unallocated component of our allowance for loan losses reflects our estimate of probable losses in our loan portfolio as of the balance sheet date where the specific loan that the loan loss relates is indeterminable. We estimate the unallocated component of our allowance for loan losses through a comprehensive review of our loan portfolio and identify certain loans that demonstrate possible indicators of impairment. This assessment excludes all loans that are determined to be impaired and as a result an allocated reserve has been recorded as described in the preceding paragraph. Such indicators include, but are not limited to, the current and/or forecasted financial performance and liquidity profile of the issuer, specific industry or economic conditions that may impact the issuer, and the observable trading price of the loan if available. Loans that demonstrate possible indicators of impairments are aggregated on a watch list for monitoring and are sub-divided for categorization based on the seniority of the loan in the issuer’s capital structure, whether the loan is secured or unsecured, and the nature of the collateral securing the loan, for purposes of applying possible default and loss severity ranges based on the nature of the issuer and the specific loan.  We apply a range of default and loss severity estimates in order to estimate a range of loss outcomes upon which to base our estimate of probable losses that results in the determination of the unallocated component of our allowance for loan losses. As of [June 30, 2009], the range of outcomes used to estimate the probability of default was between 5% and 40% and the range of loss severity assumptions for loans that may default was between 20% and 75%. The estimates and assumptions we use to estimate our allowance for loan losses are based on our range of estimated outcomes that are both determined from industry information (including information regarding the historical and forecasted empirical performance of the type of corporate loans that we invest in) and on our own estimates based on the nature of our corporate loan portfolio. These estimates and assumptions are susceptible to change due to our corporate loan portfolio performance as well as industry performance of the corporate loan asset class and general economic conditions. Changes in the assumptions and estimates used to estimate our allowance for loan losses could have a material impact on our financial condition and results of operations.

The Company advises the staff that it has considered SOP 94-6 in its filings; however, the Company has not disclosed any individual loan concentrations as no single issuer represented more than 5% of the Company’s total assets.  The Company does disclose the concentration of its loan investments in affiliates in its note to its consolidated financial statements titled Management Agreement and Related Party Transactions.

Note 8. Residential Mortgage Loans, pages F-28 to F-30

Comment:

3.               We note your response to prior comment 6. Please tell us management’s reasons for electing the fair value option under SFAS 159 to account for residential mortgage loans.

Response:

The Company advises the Staff that it elected the fair value option under SFAS 159 to account for its residential mortgage loans on January 1, 2007 and did so for the purpose of enhancing the transparency of its financial condition as fair value is consistent with how the Company manages the risks of residential mortgage investments.  The Company further advises the Staff that this disclosure was included in the Company’s 2007 Form 10-K filing and the Company will include this disclosure in its future filings.

Note 18. Fair Value of Financial Instruments, pages F-48 to F-51

Comment:

4.               We note your response to prior comment 8. Please confirm that you will disclose in future filings the nature of the $3.9 billion of transfers into level 3 for residential mortgage loans by including information similar to that which you have presented in your response to our comment.

Response:

The Company advises the Staff that in future filings it will disclose the nature of the $3.9 billion of transfers into level 3 for residential mortgage loans by providing information similar to that presented in our response letter dated August 24, 2009.

We acknowledge that:

•   Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (415) 315-3704.  Facsimile transmissions may be sent to me at (415) 391-3077.

Very truly yours,

KKR FINANCIAL HOLDINGS LLC

/s/ JEFFREY B. VAN HORN
By: Jeffrey B. Van Horn